Filed by Reinvent Technology Partners Z Pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-12 of the Securities Exchange Act of 1934 Subject Company: Hippo Enterprises Inc. Commission File No. 001-39711 Date: March 4, 2021

Hippo’s Next Chapter March 4, 2021

Today’s Big News Proprietary and Confidential |

Agenda Hippo’s Journey and Our New Partner Assaf Wand Financials & Growth Stewart Ellis Communications Rules & Milestones Andrea Collins Our People Rick McCathron

Meet Reinvent Proprietary and Confidential | Mark Pincus Co-Lead Director of RTPZ Michael Thompson President and CEO of RTPZ Reid Hoffman Co-Lead Director of RTPZ Our goals are aligned Team of world-leading industry operatives A partner to build an industry-leading technology company at scale, for the long term Principals with a long history of supporting world-class CEOs and management teams Extensive leadership experience Why Reinvent?

Reid Hoffman Co-Lead Director of RTPZ Proprietary and Confidential | Meet the Team Adaptive Management Team Housing Fundamentals Strong Unit Economics Asymmetric Risk Reward Homeowners Insurance Mkt Structure Relative and Fundamental Valuation Tech + Insurance Expertise Disciplined Underwriters Customer Value Proposition What Attracted Reinvent to Hippo?

Approximately $5.1B enterprise value Hippo receives up tp $780M in primary proceeds to fund growth Hippo management will continue to operate the business post-closing Transaction expected to close in mid-2021 Financial Overview Proprietary and Confidential | Key Highlights

We Know You Have Questions... What happens to my options in the Merger? How many options will I get in the “new” Hippo? When can I exercise my stock options? Training is coming to answer all of your questions on employee options. In the coming weeks

Continue delivering for our customers The Path Ahead Proprietary and Confidential | Training on employee options, confidentiality, and information security Close Transaction Our commitment to you: We will share as much as possible, when we are able to. S-4 Filing Assaf meeting with each team; continued dialogue Regulatory Milestones

Proprietary and Confidential | DO use suggested social posts What Can I Say About Hippo? Public companies need to follow SEC regulations that require us to communicate to all investors at the same time. During this time, it’s important that you do not share private information about the transaction in any form of communication and follow our social media guidance. DO stay focused on your day-to-day responsibilities and our customers DO forward any media inquiries to me and my team at: press@hippo.com DO share any questions with your manager or email nextchapter@hippo.com DO NOT share private information (including rationale and approval process for the transaction) - including with family/friends and on social media DO NOT talk to the media or investors about the transaction DO NOT trade RTPZ stock or warrants DO NOT speculate on timing or expectations for stock price performance

Proprietary and Confidential | What does this mean for us, team Hippo? Focus on executing your day-to-day responsibilities and current plans. It is business as usual.

Proprietary and Confidential | We are protecting the joy of homeownership. When our customers win, Hippo wins. What Won’t Change

Questions? Proprietary and Confidential | nextchapter@hippo.com

Important Information for Investors and Stockholders This communication relates to a proposed transaction between Reinvent Technology Partners Z (“RTPZ”) and Hippo Enterprises Inc. (“Hippo”). This communication does not constitute an offer to sell or exchange, or the solicitation of an offer to buy or exchange, any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, sale or exchange would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. RTPZ intends to file a registration statement on Form S-4 with the U.S. Securities and Exchange Commission (the “SEC”), which will include a document that serves as a prospectus and proxy statement of RTPZ, referred to as a proxy statement/prospectus. A proxy statement/prospectus will be sent to all RTPZ shareholders. RTPZ also will file other documents regarding the proposed transaction with the SEC. Before making any voting decision, investors and security holders of RTPZ are urged to read the registration statement, the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC in connection with the proposed transaction as they become available because they will contain important information about the proposed transaction.   Investors and security holders will be able to obtain free copies of the registration statement, the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC by RTPZ through the website maintained by the SEC at www.sec.gov. The documents filed by RTPZ with the SEC also may be obtained free of charge at RTPZ’s website at https://www.reinventtechnologypartners.com or upon written request to 215 Park Avenue, Floor 11 New York, NY.   Participants in the Solicitation RTPZ and Hippo and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from RTPZ’s shareholders in connection with the proposed transaction. A list of the names of the directors and executive officers of RTPZ and information regarding their interests in the business combination will be contained in the proxy statement/prospectus when available. You may obtain free copies of these documents as described in the preceding paragraph.   Forward Looking Statements This communication may be deemed to include certain forward-looking statements within the meaning of the federal securities laws with respect to the proposed transaction between RTPZ and Hippo. These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “plan,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Many factors could cause actual future events to differ materially from the forward-looking statements in this communication, including but not limited to: (i) the risk that the transaction may not be completed in a timely manner or at all, which may adversely affect the price of RTPZ’s securities; (ii) the risk that the transaction may not be completed by RTPZ’s business combination deadline and the potential failure to obtain an extension of the business combination deadline if sought by RTPZ; (iii) the failure to satisfy the conditions to the consummation of the transaction, including the adoption of the agreement and plan of merger governing the proposed transaction (the “Merger Agreement”) by the shareholders of RTPZ, the satisfaction of the minimum trust account amount following redemptions by RTPZ’s public shareholders and the receipt of certain governmental and regulatory approvals; (iv) the lack of a third party valuation in determining whether or not to pursue the proposed transaction; (v) the inability to complete the PIPE investment in connection with the transaction; (vi) the occurrence of any event, change or other circumstance that could give rise to the termination of the Merger Agreement; (vii) the effect of the announcement or pendency of the transaction on Hippo’s business relationships, operating results and business generally; (viii) risks that the proposed transaction disrupts current plans and operations of Hippo and potential difficulties in Hippo employee retention as a result of the transaction; (ix) the outcome of any legal proceedings that may be instituted against Hippo or against RTPZ related to the Merger Agreement or the proposed transaction; (x) the ability to maintain the listing of RTPZ’s securities on a national securities exchange; (xi) the potential volatility of the price of RTPZ’s securities due to a variety of factors, including changes in the competitive and highly regulated industry in which RTPZ plans to operate or Hippo operates, variations in operating performance across competitors, changes in laws and regulations affecting RTPZ’s or Hippo’s business and changes in the combined capital structure; (xii) the ability to implement business plans, forecasts, and other expectations after the completion of the transaction, and identify and realize additional opportunities; (xiii) changes in domestic and foreign business, market, financial, political, and legal conditions; (xiv) natural or man-made catastrophes such as wildfires, hurricanes, typhoons, earthquakes, floods, climate change (including effects on weather patterns; greenhouse gases; sea, land and air temperatures; sea levels; and rain and snow), nuclear accidents, pandemics (including COVID-19), or terrorism or civil unrest; (xv) the continued impact of COVID-19 and related risks; (xvi) the ability to collect reinsurance recoverable, credit developments of reinsurers, and any delays with respect thereto and changes in the cost, quality, or availability of reinsurance; (xvii) the actual amount of new and renewal business, market acceptance of products, and risks associated with the introduction of new products and services and entering new markets; (xviii) the ability to increase the use of data analytics and technology; and (xix) the ability to attract, retain, and expand RTPZ’s or Hippo’s customer base. The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of RTPZ’s registration on Form S-1 (File No. 333-249799), the registration statement on Form S-4 discussed above and other documents filed by RTPZ from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and RTPZ and Hippo assume no obligation and do not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise. Neither RTPZ nor Hippo gives any assurance that either RTPZ or Hippo or the combined company will achieve its expectations.